Registration Statement No. 333-217200

Filed Pursuant to Rule 433

The Past Few Weeks Show What Can Happen to Leveraged Products During Extreme Volatility

We are in the midst of one of the most volatile periods in Wall Street history.

To put this period into perspective, the CBOE Volatility Index, which, prior to this year hasn’t closed above 50 since March 2009, closed above 50 on 17 different trading days from March 9, 2020 to April 1, 2020.

Source: Bloomberg

When markets are volatile, the volatility can exacerbate the return profile of products that use leverage, especially if those products are held for periods greater than a single day.

For example, take a look at the performances of the MicroSectors U.S. Big Oil Index -3X Inverse Leveraged ETN (NYSE: NRGD) and the MicroSectors U.S. Big Oil Index 3X Leveraged ETN (NYSE: NRGU).

Both exchange traded notes track the Solactive MicroSectors™ U.S. Big Oil Index, an equal dollar weighted index designed to represent the 10 U.S. listed stocks with the largest market capitalization in the energy/oil sector.

NRGD, which seeks to return -300% of the daily inverse performance of the index, has a cumulative return of 202.24% year-to-date†. Conversely, NRGU, which seeks to return 300% of the daily performance of the same index, has a cumulative return of -95.60% year-to-date†. As of April 1, 2020, NRGD and NRGU are the only exchange-traded products in the U.S. that provide -3x and +3x daily resetting leveraged exposure to U.S. energy and oil stocks.

According to Scott Acheychek, President of REX Shares and the MicroSectors brands, these exchange traded notes have performed as designed. Each ETN rebalances its leverage on a daily basis to achieve the targeted daily leverage exposure. MicroSectors markets certain leveraged exchange traded notes issued by Bank of Montreal.

Source: Bloomberg

NRGU has seen an increase in trading volume that began around the same time the general market volatility increased. Acheychek cautioned, however, that these exchange-traded notes are not meant to be buy-and-hold investments. Rather, they are meant for sophisticated traders and investors who understand how leverage can impact returns in a portfolio.

This is why, he said, many traders and investors typically use these products as short-term, daily and even intra-day trading tools.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. Please read the disclosure documents, including the relevant pricing supplements for information.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.

† as of 3/31/2020 based on the closing indicative note value.